Form 51–102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Stellar Biotechnologies, Inc.

332 E. Scott Street

Port Hueneme, California

93041

(the “Company”)

Item 2.

Date of Material Change

September 9, 2013.

Item 3.

News Release

News Release dated September 10, 2013 was disseminated via Marketwired and filed on SEDAR on September 10, 2013.

Item 4.

Summary of Material Change

The Company has closed the first tranche of a previously announced private placement for gross proceeds of US$10,000,000.

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that further to its news releases of August 22, 2013, it has completed the first tranche (the “Initial Closing”) of its private placement (the “Offering”) and has raised gross proceeds of US$10,000,000.  The Initial Closing consisted of a brokered portion sold to institutional and accredited investors totaling US$3,000,000 (2,857,143 units) and a non-brokered portion totaling US$7,000,000 (6,666,667 units).  Each unit consisted of one common share in the capital of the Company (a “Share”) and one-half of one share purchase warrant (a “Warrant”).  Each full Warrant will entitle the holder to purchase one Share at a price of US$1.35 exercisable until September 9, 2016.

In connection with the Initial Closing of the brokered portion, the placement agent received a commission of US$206,325 and 200,000 Warrants.

All securities issued under the Initial Closing are subject to a statutory hold period ending on January 10, 2014 in accordance with applicable Canadian securities laws.  The net proceeds from the Initial Closing will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.

The Company anticipates a final closing on or before September 20, 2013.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7.

Omitted Information

None.

Item 8.

Executive Officers

Frank Oakes

President and CEO

T: 805-488-2147

Item 9.

Date of Report

September 10, 2013.